Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: Schuler Homes, Inc. and Schuler Holdings, Inc.
Commission File No.  333-48872

THE FOLLOWING IS A MEMORANDUM ISSUED TO THE EMPLOYEES OF SCHULER HOMES, INC. ON NOVEMBER 1, 2000.

                           [Schuler Homes, Inc. Logo]

Date:     November 1, 2000
To:       All Employees
From:     James K. Schuler, President/CEO
Re:       Third Quarter Earnings Release

--------------------------------------------------------------------------------

         WOW ! *** TERRIFIC ! *** HOORAY ! *** YOU DID IT AGAIN !!! ***

                        ANOTHER QUARTER OF GREAT EARNINGS
             PRODUCED BY A TEAM COMMITTED TO EXCELLENCE AND RESULTS

Once again, revenues, closings, net income and backlog increased. Our goal for this year is to close sales on over 3,000 homes with annual revenues in excess of $600 million. With total closings, through the third quarter, of 2,325 homes and $494 million in revenues, we are well on track to reach or exceed our company-wide goals, thanks to everyone's hard work.

Please take a moment to review the attached earnings release for the third quarter of 2000, and to congratulate yourselves and your fellow team players on a super great job. We appreciate your continued exceptional performance, commitment to excellence and focus on customer service.

The big, big news for the quarter was our announcement of the merger with Western Pacific Housing, a major California homebuilder. We expect the merger to be completed in January 2001. This merger would not have been possible without all your past support and hard work.

Congratulations on your success. You're the best!! At Schuler Homes, "Excellence is not a standard, excellence is a way of life." If you have any questions, please feel free to contact Pam Jones or myself at (808) 521-5661.

                                  NEWS RELEASE

For Further Information:

James K. Schuler                  President & CEO               (808) 521-5661
Pamela S. Jones                   Senior Vice President         (808) 521-5661
                                  of Finance & CFO

FOR RELEASE: Wednesday, November 1, 2000;  8:00 A.M. EASTERN

SCHULER HOMES, INC. ANNOUNCES FINANCIAL RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2000

Honolulu, Hawaii -- Schuler Homes, Inc. (NASDAQ: SHLR) today reported financial results for the quarter ended September 30, 2000:

2000 THIRD QUARTER FINANCIAL HIGHLIGHTS VS. 1999 THIRD QUARTER

       - REVENUES INCREASED 25.0% TO $160.4 MILLION
       - CLOSINGS INCREASED 5.8% TO 732 UNITS
       - BACKLOG INCREASED 11.5% TO AN AGGREGATE SALES VALUE OF $241.8 MILLION
       - NET INCOME (EXCLUDING NON-CASH CHARGE) INCREASED 70.8% TO $11.4 MILLION

Schuler Homes, Inc. reported sales of residential real estate (revenues) of $160.4 million from the closings of 732 sales for the quarter ended September 30, 2000, a 25.0% increase from revenues of $128.3 million (692 closings) during the third quarter of last year.

Operating income and net income during the third quarter of 2000, before the non-cash charge for impairment of long-lived assets discussed below, were $20.6 million and $11.4 million ($0.53 per share-diluted), respectively, representing increases of 85.6% and 70.8%, respectively, over operating income of $11.1 million and net income of $6.7 million during the third quarter of last year. These results reflect the 2000 third quarter operating margin of 12.8%, a significant improvement over last year's third quarter operating margin of 8.6%. The expansion of the Company's operating margin is primarily due to sales price increases in the Company's Colorado and Northern California divisions, as well as higher gross margins in the Company's Hawaii and Washington divisions.

James K. Schuler, President, Chief Executive Officer and Chairman of the Board of Schuler Homes, Inc. commented, "2000 is proving to be an exciting and successful year for Schuler

Homes. The majority of our divisions have experienced significant revenue growth and margin expansion during the first nine months of 2000. The outlook for the Company's December 2000 quarter with anticipated earnings per share of at least $0.41 would result in calendar 2000 annual earnings per share of at least $1.91 (excluding the non-cash charge recognized this quarter), almost 50% higher than the $1.28 per share earned in 1999."

On September 12, 2000, the Company announced it had agreed to merge with privately-held Western Pacific Housing, effectively doubling the size of the Company. As announced on September 12, 2000, in contemplation of the merger, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii, while reducing its investment in longer term land parcels in areas where it has a concentration of land. The change in strategy resulted in the recognition of a non-cash charge for impairment of long-lived assets, pursuant to Financial Accounting Standards Board Statement No. 121, of approximately $36.4 million ($22.2 million after-tax) during the quarter ended September 30, 2000, which resulted in reported operating and net losses for the quarter.

Mr. Schuler added, "We are working closely with Western Pacific's management team to close the merger by early 2001 and are more enthusiastic than ever about the combination of our two companies. This combination will take the Company to a new level in terms of scale, market penetration, financial resources and management depth, merging two companies with proud traditions, proven track records and profit margins which are among the highest in the industry. As a well-diversified Western United States homebuilder, together we are positioned well for future growth in some of the top residential markets in the nation."

For the first nine months of 2000, Schuler Homes' revenues increased 38.9% to $494.3 million from $355.9 million in revenues during the first nine months of 1999. For the nine months ended September 30, 2000, before the non-cash charge for impairment of long-lived assets, operating income increased to $58.0 million, or 79.0%, from $32.4 million for the nine months ended September 30, 1999, and net income increased to $32.0 million from $18.2 million, an increase of 76.4%. The Company closed the sales of 2,325 units in the first nine months of 2000 compared to 1,906 closings in the first nine months of 1999, an increase of 22.0%.

In Colorado, the Company completely sold out of a number of its projects in the first half of 2000 as a result of the strong rate of orders experienced earlier this year. As of September 30, 2000, the Colorado division was offering homes for sale from 9 active communities as compared to 13 a year ago. The Company has raised its sales prices in Colorado to slow orders to match its construction pace and is developing a number of new sites to increase the number of active communities over the next year in this division from 9 to approximately 15 a year from now. At September 30, 2000, the Company's backlog was 976 units with an aggregate sales value of $241.8 million, which reflected the reduced number of active communities in the Colorado division. The backlog at September 30, 1999 was 1,032 units with an aggregate sales value of $216.9 million.

The Company's cash and cash equivalents were approximately $3.2 million, total debt was $253.5 million, and stockholders' equity totaled $211.1 million at September 30, 2000. During the quarter ended September 30, 2000, earnings before interest, taxes, depreciation, amortization, and the non-cash charge (EBITDA) totaled $26.3 million compared to EBITDA of $17.5 million during the third quarter of 1999. During the quarters ended September 30, 2000 and 1999, interest incurred was $5.1 and $4.8 million, respectively.

A conference call is scheduled for today, November 1, 2000 at 3:00 PM EDT and will be hosted by James K. Schuler, President and Chief Executive Officer and Pamela S. Jones, Senior Vice

President of Finance and Chief Financial Officer of Schuler Homes, Inc. The call is open to all interested parties and will broadcast live over the internet via www.streetevents.com. The dial-in number is 888.208.1812.
The international dial-in number is 719.457.2642. For those who are not available to listen to the live broadcast, a replay will be available shortly after the call on the Streetevents web site.

The Company has experienced, and expects to continue to experience, significant variability in sales and net income. Numerous factors contribute to this variability. The Company's historical financial performance is not necessarily a meaningful indicator of future results and, in general, the Company's financial results will vary from development to development, and from geographic area to geographic area.

Schuler Homes Inc. designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry-level and first-time move-up buyers. The Company operates in seven geographic markets:
Colorado, Hawaii, Northern California, Southern California, Oregon, Washington and Arizona.

Certain statements in this press release may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to the Company's business.

In connection with the proposed merger of Schuler Homes and Western Pacific, a Registration Statement has been filed with the Securities and Exchange Commission, and a preliminary Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also may be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Proxy Statement/Prospectus filed with the SEC by Schuler Homes will be mailed to their stockholders and may be obtained without charge upon request to Schuler Homes, Inc., attention Pamela S. Jones,
(808) 521-5661.

                                            SCHULER HOMES, INC.
                                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        THREE MONTHS ENDED SEPTEMBER 30,       NINE MONTHS ENDED SEPTEMBER 30,
                                                        --------------------------------       -------------------------------
                                                            2000                1999                   2000            1999
                                                            ----                ----                   ----            ----
                                                                   (unaudited)                              (unaudited)

Revenues:
    Home and lot sales.............................. $   160,363,000  $    128,335,000       $   488,079,000   $    355,851,000
    Land sales......................................             ---               ---             6,204,000                ---
                                                     ---------------  ----------------       ---------------   ----------------
       Total revenues...............................     160,363,000       128,335,000           494,283,000        355,851,000

Costs and expenses:
    Home and lot sales..............................     120,621,000       102,642,000           376,604,000        282,436,000
    Land sales......................................             ---               ---             4,155,000                ---
    Selling and commissions.........................      10,205,000         8,101,000            29,265,000         22,623,000
   General and administrative.......................       8,959,000         6,505,000            26,291,000         18,400,000
                                                     ---------------  ----------------       ---------------   ----------------
       Total costs and expenses.....................     139,785,000       117,248,000           436,315,000        323,459,000
                                                     ---------------  ----------------       ---------------   ----------------

Operating income before non-cash charge for
     impairment of long-lived assets................      20,578,000        11,087,000            57,968,000         32,392,000

Non-cash charge for impairment of long-
     lived assets (1)...............................      36,398,000               ---            36,398,000                ---
                                                     ---------------  ----------------       ---------------   ----------------
Operating income (loss).............................     (15,820,000)       11,087,000            21,570,000         32,392,000

Income (loss) from unconsolidated joint
     ventures.......................................         (14,000)          556,000             1,069,000            893,000
Minority interest in pretax income of
    consolidated subsidiary.........................        (261,000)          (99,000)             (777,000)          (272,000)
Other income (expense)..............................      (1,701,000)         (625,000)           (6,151,000)        (3,492,000)
                                                     ---------------  ----------------       ---------------   ----------------

    Income  (loss) before provision (credit)
     for income taxes...............................     (17,796,000)       10,919,000            15,711,000         29,521,000
Provision (credit) for income taxes.................      (7,034,000)        4,224,000             5,881,000         11,360,000
                                                     ---------------  ----------------       ---------------   ----------------
 Net income (loss).................................. $   (10,762,000) $      6,695,000       $     9,830,000   $     18,161,000
                                                     ===============  ================       ===============   ================

Net income (loss) per share:
Basic (2)........................................... $         (0.54) $           0.34       $          0.49   $           0.91
                                                     ===============  ================       ===============   ================
Diluted (3)......................................... $         (0.54) $           0.33       $          0.49   $           0.91
                                                     ===============  ================       ===============   ================


--------------------------------------------------------------------------------

(1) Represents a non-cash after-tax charge of approximately $22.2 million, pursuant to Financial Accounting Standards Board Statement No. 121. This is due to Schuler Homes' plan, in contemplation of the merger, to increase its product offerings in Hawaii by adding projects in various areas on the islands of O'ahu, Maui, Kauai and Hawaii while reducing its investment in longer term land parcels where it has a concentration of land.

(2) Basic net income per share was computed using weighted average number of shares of 20,108,434 and 20,102,329 for the three and nine month periods ended September 30, 2000, respectively, and 19,968,925 and 19,967,688 for the three and nine month periods ended September 30, 1999, respectively.

(3) Diluted net income per share for the three month period ended September 30, 1999 was computed by adding to net income the interest expense of $842,000 (net of related income taxes), which is applicable to convertible subordinated debentures, and dividing by 22,602,915, which represents the weighted average number of shares assuming conversion of all convertible subordinated debentures. The computation of diluted net income per share for the three and nine months ended September 30, 2000 and the nine months ended September 30, 1999, resulted in amounts greater than the basic net income per share. Accordingly, the basic net income per share is also presented as the diluted net income per share.




UNIT CLOSINGS:

                                            Three months ended                        Nine months ended
                                               September 30,                             September 30,

                                            2000          1999                        2000         1999
                                           -----          ----                        ----         ----

    Consolidated:
      Colorado                               388           339                       1,241          995
      Hawaii (1)                              68            71                         232          229
      Northern California                     88            76                         239          159
      Oregon                                  71            85                         220          243
      Southern California                      2           ---                           2          ---
      Washington (2)                          92            71                         247          199
                                           -----          ----                        ----         ----
          Total Consolidated                 709           642                       2,181        1,825

    Unconsolidated Joint Ventures:
      Colorado (3)                           ---            36                          36           56
      Hawaii (4)                               9             5                          32           16
      Southern California (5)                 14             9                          76            9
                                           -----          ----                        ----         ----

           Total                             732           692                       2,325        1,906
                                           =====          ====                        ====         ====




BACKLOG (6):

                                                   SEPTEMBER 30, 2000                    SEPTEMBER 30, 1999
                                                   ------------------                    ------------------
                                                                Aggregate                           Aggregate
                                               Number          Sales Value         Number          Sales Value
                                               ------          -----------         ------          -----------

Consolidated:
  Colorado                                        474         $ 99,586,000            621        $ 114,218,000
  Hawaii (1)                                       88           26,491,000             97           26,955,000
  Northern California                             164           47,592,000            114           30,280,000
  Oregon                                           54           10,008,000             66           12,763,000
  Southern California                              56           14,535,000            ---                  ---
  Washington  (2)                                 104           34,985,000             77           21,662,000
                                               ------          -----------         ------          -----------
     Total Consolidated                           940          233,197,000            975          205,878,000

Unconsolidated Joint Ventures:
  Colorado (3)                                    ---                  ---             41            7,156,000
  Hawaii    (4)                                    21            2,595,000              6              820,000
  Southern California (5)                          15            5,962,000             10            3,063,000
                                               ------          -----------         ------          -----------

      Total                                       976        $ 241,754,000          1,032        $ 216,917,000
                                               ======          ===========         ======          ===========


--------------------------------------------------------------------------------

(1) Includes homes and lots sold pursuant to the Company's "zero-down" sales program in Hawaii.

(2) Reflects 100% of the information with respect to Stafford Homes, in which the Company acquired a 49% interest in July 1997. In January 1999, the Company increased its ownership interest in Stafford Homes to 89%.

(3) Reflects 100% of the information with respect to the Company's 50%-owned joint venture in Colorado.

(4) Reflects 100% of the information with respect to the Company's two 50% owned joint ventures in Hawaii.

(5) Reflects 100% of the information with respect to the Company's 24.5% to 49%-owned joint ventures in Southern California.

(6) Due to the ability of buyers to cancel their sales contracts, no assurances can be given that units included in backlog will result in actual closings.